FORM 4 [__] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Richards, John D (Last) (First) (Middle) c/o The Medicines Company 5 Sylvan Way (Street) Parsippany, NJ 07054 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol The Medicines Company - MDCO 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year) 02/03/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

  __   Director                                __   10% Owner

   X    Officer (give title below)        __   Other (specify below)

    Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)

  _ X _    Form filed by One Reporting Person

  ____    Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	02/03/2003		M		247	A	1.23
Common Stock (1)	02/03/2003		S		247	D	16.21
Common Stock	02/03/2003		M		3563	A	1.23
Common Stock (1)	02/03/2003		S		2253	D	16.21
Common Stock (1)	02/03/2003		S		1310	D	16.12
Common Stock	02/03/2003		M		1190	A	3.08
Common Stock (1)	02/03/2003		S		1190	D	16.12	7100	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	1.23	02/03/2003		M			247	//(2)	01/11/2010	Common Stock	247		2956	D
Stock Option (Right to Buy)	1.23	02/03/2003		M			3563	06/15/2001	03/01/2010	Common Stock	3563		0
Stock Option (Right to Buy)	3.08	02/03/2003		M			1190	//(3)	03/23/2010	Common Stock	1190		13410	D

Explanation of Responses:  (1) The common stock sales reported on this Form 4 were effected pursuant to a Rule 10b5-1 program adopted by Dr. Richards on December 10, 2002.
     (2) As of 02/3/2003, the original option (14,783 shares granted 01-11-2000) was vested with respect to 11,827 of the shares covered thereby. After the exercise of the options reported on this Form 4, 2,956 shares will vest in equal monthly installments ending 01-11-2004.
     (3) As of 02/3/2003, the original option (14,600 shares granted 03-23-2000) was vested with respect to 10,342 of the shares covered thereby. After the exercise of the options reported on this Form 4, 9,152 of the shares covered by the option were vested but not exercised and the remaining 4,258 shares will vest in equal monthly installments ending 03-23-2004.

/s/ John D. Richards	02/05/2003
** Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.